

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2022

Jesper Nyegaard Nissen
Chief Operating Officer
Evaxion Biotech A/S
Dr. Neergaards Vej 5F
2970 Hørsholm
Denmark

  Re: Evaxion Biotech A/S
    Registration Statement on Form F-3
    Filed May 20, 2022
    File No. 333-265132

Dear Mr. Nissen:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Chris Edwards at 202-551-6761 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Rina R. Patel